SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 3)

                       CAPSTEAD MORTGAGE CORPORATION
                      -------------------------------
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                14067E 40 7
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                      Sole member of Fortress Cap LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                             September 8, 2000
                            -------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.


CUSIP NO. 14067E 40 7            13D                   PAGE 2 OF  11 PAGES


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTRESS CAP LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
         NOT APPLICABLE                                                (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         NOT APPLICABLE

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF            7    SOLE VOTING POWER             - 0 -
      SHARES
   BENEFICIALLY           8    SHARED VOTING POWER           - 8,729,517 -
     OWNED BY
       EACH               9    SOLE DISPOSITIVE POWER        - 0  -
     REPORTING
    PERSON WITH           10   SHARED DISPOSITIVE POWER      - 8,729,517 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 8,729,517 -

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.2% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)

  14     TYPE OF REPORTING PERSON
         CO



CUSIP NO. 14067E 40 7                     13D           PAGE 3 OF 11 PAGES


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTRESS REGISTERED INVESTMENT TRUST

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
         NOT APPLICABLE                                       (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF            7   SOLE VOTING POWER              - 0 -
      SHARES
   BENEFICIALLY           8   SHARED VOTING POWER            - 8,729,517 -
     OWNED BY
       EACH               9   SOLE DISPOSITIVE POWER         - 0  -
     REPORTING
    PERSON WITH           10  SHARED DISPOSITIVE POWER       - 8,729,517 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -8,729,517 -

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.2% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)

  14     TYPE OF REPORTING PERSON
         CO



CUSIP NO. 14067E 40 7                  13D                 PAGE  4 OF 11 PAGES


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTRESS INVESTMENT FUND LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
         NOT APPLICABLE                                            (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         NOT APPLICABLE

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF           7       SOLE VOTING POWER             - 0 -
      SHARES
   BENEFICIALLY          8       SHARED VOTING POWER           - 8,729,517 -
     OWNED BY
       EACH              9       SOLE DISPOSITIVE POWER        - 0  -
     REPORTING
    PERSON WITH          10      SHARED DISPOSITIVE POWER      - 8,729,517 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 8,729,517 -

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.2% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)

  14     TYPE OF REPORTING PERSON
         CO



CUSIP NO. 14067E 40 7              13D                   PAGE  5 OF 11 PAGES


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTRESS INVESTMENT GROUP LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
         NOT APPLICABLE                                               (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         NOT APPLICABLE

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF            7   SOLE VOTING POWER          - 0 -
      SHARES
   BENEFICIALLY           8   SHARED VOTING POWER        - 8,729,517 -
     OWNED BY
       EACH               9   SOLE DISPOSITIVE POWER     - 0  -
     REPORTING
    PERSON WITH           10  SHARED DISPOSITIVE POWER   - 8,729,517 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 8,729,517 -

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.2% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)

  14     TYPE OF REPORTING PERSON
         CO




         This Amendment No. 3 ( "Amendment") to the Statement on Schedule 13D dated January 21, 2000, as amended by Amendment No. 1 thereto dated February 22, 2000 and Amendment No. 2 thereto dated July 12, 2000 (as so amended, the "Schedule 13D") filed by Fortress Cap LLC, a Delaware limited liability company ("Cap LLC"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), and Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"). This Amendment also amends the Schedule TO filed on May 12, 2000, as amended by Amendment No.1 thereto dated June12, 2000, Amendment No. 2 thereto dated July 6, 2000 and Amendment No. 3 thereto dated July 12, 2000, filed by Cap LLC, Fortress Trust, Fortress Fund and Fortress Group. This Amendment is filed jointly by Cap LLC, Fortress Trust, Fortress Fund and Fortress Group. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 5.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

                  Since July 12, 2000, the date of Amendment No. 2 to the
         Schedule 13D, Cap LLC has purchased an aggregate of 428,500 shares of the Capstead Common Stock. All such shares were acquired in open market purchases pursuant to transactions executed by Merrill, Lynch, Pierce, Fenner & Smith, Inc., a registered broker dealer. The table below sets forth (i) the date of each such acquisition, (ii) the number of shares acquired, (iii) the price per share paid in connection with each such acquisition and (iv) the aggregate purchase price paid by Fortress in connection with each such acquisition.


                                              NUMBER OF                    PER SHARE                     AGGREGATE
        DATE OF ACQUISITION                SHARES PURCHASED              PURCHASE PRICE               PURCHASE PRICE
        -------------------                ----------------              --------------               --------------
August 2, 2000......................              30,000                    $   8.1250                  $ 245,550.00
August 3, 2000......................              68,000                        8.5000                    582,080.00
August 3, 2000......................              10,000                        8.3750                     84,350.00
August 4, 2000......................              30,800                        8.5000                    263,648.00
August 7, 2000......................              17,900                        8.5000                    153,224.00
August 8, 2000......................               9,400                        8.5000                     80,464.00
August 9, 2000......................                 300                        8.5000                      2,568.00
August 11, 2000.....................               5,100                        8.5000                     43,656.00
August 14, 2000.....................              28,500                        8.6250                    247,522.50
August 15, 2000.....................              70,000                        8.6250                    607,950.00
August 25, 2000.....................              20,000                        8.6250                    173,700.00
August 28, 2000.....................              55,000                        8.6250                    477,675.00
August 28, 2000.....................              25,000                        8.5625                    215,562.50
September 5, 2000...................              10,000                        8.6250                     86,850.00
September 6, 2000...................              43,200                        8.7500                    380,592.00
September 7, 2000...................               5,300                        8.7500                     46,693.00
                                                 -------                     ---------                 -------------
         Total......................             428,500                     $  8.5563                 $3,692,085.00
                                                 =======                     =========                 =============



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2000


                                           FORTRESS CAP LLC


                                      By:  /s/ Randal A. Nardone
                                           ---------------------------------
                                           Randal A. Nardone, as
                                           Chief Operating Officer and
                                           Secretary of Fortress Registered
                                           Investment Trust, sole member of
                                           Fortress Cap LLC



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2000


                                                FORTRESS REGISTERED
                                                INVESTMENT TRUST


                                          By:   /s/ Randal A. Nardone
                                                ---------------------------
                                                Randal A. Nardone, as
                                                Chief Operating Officer and
                                                Secretary of Fortress
                                                Registered Investment Trust



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2000


                                              FORTRESS INVESTMENT FUND, LLC


                                         By:  /s/ Randal A. Nardone
                                              --------------------------
                                              Randal A. Nardone, as
                                              Chief Operating Officer and
                                              Secretary of Fortress Fund MM,
                                              LLC, managing member
                                              of Fortress Investment Fund, LLC



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2000


                                            FORTRESS  INVESTMENT GROUP  LLC


                                       By:  /s/ Randal A. Nardone
                                            ---------------------------------
                                            Randal A. Nardone, as
                                            Chief Operating Officer and
                                            Secretary of Fortress Investment
                                            Group LLC